Filed by Discovery, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Discovery, Inc. Commission File No.: 001-34177 Date: April 8, 2022 This press release was issued by Discovery, Inc. on April 8, 2022 DISCOVERY, INC. NAMES JON STEINLAUF THE FUTURE CHIEF U.S. ADVERTISING SALES OFFICER FOR WARNER BROS. DISCOVERY New York, NY - April 8, 2022 - Discovery, Inc. today announced that Jon Steinlauf will serve as the future Chief U.S. Advertising Sales Officer for Warner Bros. Discovery. Steinlauf brings more than 35 years of sales experience to the role and will report directly to Bruce Campbell, future Chief Revenue and Strategy Officer for Warner Bros. Discovery. "Jon is an industry pioneer, a brilliant thinker and an excellent leader. I couldn’t be more thrilled to have him join the Warner Bros. Discovery leadership team,” said Campbell. “I look forward to partnering with him and the entire organization as we bring together two world-class sales organizations to create a complete and differentiated offering for our advertisers." "I am honored to be leading what I believe will be the most talented ad sales organization in the industry," said Steinlauf. "Warner Bros. Discovery will offer advertisers the most complementary portfolio of brands - spanning news, sports, entertainment, scripted, unscripted and family-focused programming. Together, we will introduce unparalleled ad-supported streaming opportunities to our clients. I've spent the last 30 years of my career at Turner, Scripps and Discovery and have the utmost respect for the Warner brands. It is incredible to me that everything will come full circle at Warner Bros. Discovery." Steinlauf most recently served as Chief U.S. Advertising Sales Officer at Discovery, where he managed sales, developed new and convergent revenue streams, as well as overseeing research, marketing and branded entertainment, pricing and planning, and inventory control. Prior to joining Discovery in 2018, Steinlauf served as President of Advertising Sales at Scripps Networks, successfully elevating Scripps Networks’ reputation with advertisers for being the most upscale cable network group and having the most engaged viewers in all of cable. Steinlauf also served as Vice President of Advertising Sales for Turner Broadcasting’s TBS and TNT networks (1992-2000) and Director of Advertising Sales at ESPN (1985-89). He began his career as a media buyer at Young & Rubicam. Steinlauf has been named six times to Adweek’s “Adweek 50,” an honor that the publication bestows on the top business leaders in advertising and media. He has also been honored by Cablefax’s “Cablefax 100,” which salutes the most influential executives and power players in television. In 2013, Broadcasting and Cable honored Steinlauf in its cover story on the media industry's "next wave of leaders.” He also earned the National Television Ad Sales Executive of the Year Award given by the Myers Report in 2007. Steinlauf is a graduate of Duke University. ### About Discovery, Inc. Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand; digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery’s portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms. Contact Discovery, Inc. Corporate Communications Cara Brugnoli cara_brugnoli@discovery.com Cautionary Statement Concerning Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the registration statement on Form S-4, as amended, filed by Discovery with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement/prospectus, the proxy statement/prospectus filed by Discovery with the SEC and first mailed to Discovery stockholders on February 10, 2022, the information statement/prospectus filed by Discovery with the SEC on March 28, 2022, the registration statement on Form 10 filed by Spinco with the SEC, which includes a preliminary information statement, and the information statement made available to AT&T’s stockholders in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Additional Information and Where to Find It In connection with the proposed transaction, Discovery filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery. The Form S-4 was declared effective February 10, 2022, the proxy statement/prospectus was first mailed to Discovery stockholders on February 10, 2022 and the information statement/prospectus was filed by Discovery with the SEC on March 28, 2022. In addition, Spinco filed a registration statement on Form 10 with the SEC containing a preliminary information statement. The Form 10 was declared effective March 28, 2022 and the information statement was made available to AT&T stockholders on March 28, 2022. This communication is not a substitute for the registration statements, proxy statement/prospectus, information statement or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.